UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Resource America, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

761195 20 5
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761195 20 5

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,060,741
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,060,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,060,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 761195 20 5

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,060,741
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,060,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,060,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 761195 20 5

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,060,741
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,060,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,060,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 761195 20 5

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2, among other things, adds Raging Capital Master Fund, Ltd. as a Reporting Person, removes Raging Capital Fund, LP and Raging Capital Fund (QP), LP as Reporting Persons and reports the assignment of securities of the Issuer held by Raging Capital Fund, LP to Raging Capital Fund (QP), LP and the contribution of securities of the Issuer held by Raging Capital Fund (QP), LP to Raging Capital Master Fund, Ltd. immediately thereafter.  Such assignment and contribution were effected in connection with an internal restructuring implemented by such entities.  In furtherance of the foregoing, this Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Robert L. Lerner is no longer a Reporting Person.

Raging Capital is the Investment Manager of Raging Master.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  By virtue of these relationships, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares owned directly by Raging Master.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Raging Master and Raging Capital.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of Raging Capital and William C. Martin is Ten Princeton Avenue, Rocky Hill, New Jersey 08553.  The address of the principal office of Raging Master is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY 1-9007, Cayman Islands.

(c)           The principal business of Raging Master is investing in securities.  The principal business of Raging Capital is serving as the Investment Manager of Raging Master.  The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 761195 20 5

(f)           Raging Master is organized under the laws of the Cayman Islands.  Raging Capital is organized under the laws of the State of Delaware.  William C. Martin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,060,741 Shares owned directly by Raging Master is approximately $12,272,437, including brokerage commissions.  Such Shares were acquired with capital contributions originally contributed from shareholders of Raging Master.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 19,978,423 Shares outstanding as of December 3, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 14, 2012.

As of the close of business on the date hereof, Raging Master directly owned 2,060,741 Shares, constituting approximately 10.3% of the Shares outstanding.  By virtue of their relationships with Raging Master discussed in further detail in Item 2, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares directly owned by Raging Master.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Raging Master may be deemed to share with Raging Capital and William C. Martin the power to vote and dispose of the Shares directly owned by Raging Master.

Item 5(c) is hereby amended to add the following:

(c)           Effective January 1, 2013, Raging Capital Fund, LP assigned 814,256 Shares to Raging Capital Fund (QP), LP.  Immediately thereafter, Raging Capital Fund (QP), LP contributed 2,060,741 Shares to Raging Master.  Such assignment and contribution were effected in connection with an internal restructuring implemented by such entities.  As a result, each of Raging Capital Fund, LP and Raging Capital Fund (QP), LP no longer own any Shares.  There were no other transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

CUSIP NO. 761195 20 5

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 2, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement by and among Raging Capital Master Fund, Ltd., Raging Capital Management, LLC and William C. Martin, dated January 2, 2013.

99.2	Power of Attorney.

CUSIP NO. 761195 20 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2013	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

CUSIP NO. 761195 20 5

SCHEDULE A

Directors of Raging Capital Master Fund, Ltd.

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Director	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue Rocky Hill, New Jersey 08553

Don Ebanks, Director	Independent Director for a variety of hedge funds and related structures	c/o DMS Offshore Investment Services dms House 2nd Floor P.O. Box 314 George Town Grand Cayman KY1-1104 Cayman Islands

Wade Kenny, Director	Independent Director for a variety of hedge funds and related structures	c/o DMS Offshore Investment Services dms House 2nd Floor P.O. Box 314 George Town Grand Cayman KY1-1104 Cayman Islands

Executive Officers of Raging Capital Management, LLC

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Chairman, Chief Investment Officer and Managing Member	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue Rocky Hill, New Jersey 08553

Frederick C. Wasch, Chief Financial Officer	Chief Financial Officer of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue Rocky Hill, New Jersey 08553